Jimena Acuña Smith
September 4, 2020	T. 415-315-2306
jimena.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 58 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on August 14, 2020. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 1, 2020, to register Institutional Class, Class A and Class C Shares of Ashmore Emerging Markets Investment Grade Income Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Fund’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about September 11, 2020, to be effective on September 14, 2020 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

Summary Prospectus

1.

Comment: Please include the completed fee table and expense example tables for the Fund with the comment response letter, to be filed at least five (5) business days prior to the effective date of the Fund’s registration statement.

Response: Please see Exhibit 1 hereto.

2.

Comment: In the “Principal Investment Strategies” section, please confirm that the Fund will invest at least 80% of its net assets in Investment Grade bonds and other debt instruments of Sovereign, Quasi-Sovereign, or Corporate issuers of Emerging Market Countries that also are rated or deemed to be Investment Grade.

Response: The Fund so confirms.

3.

Comment: With regard to the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”), which is described in the “Principal Investment Strategies” section, please confirm supplementally that the Fund will use the market value (and not the notional value) of its investments in derivatives for purposes of determining compliance with its Name Policy.

Response: For purposes of determining compliance with its Name Policy, the Fund generally intends to account for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), the Fund may use a different methodology to account for the exposure for purposes of its Name Policy.

4.

Comment: Please remove the underlined portion in the following definition of “Emerging Market Country” or supplementally explain why the rest of the definition is not sufficient for the investment adviser to identify an “Emerging Market Country:”

“Emerging Market Country means any country included by the International Monetary Fund in its list of Emerging and Developing Economies, any country which is considered a low-income, lower-middle-income, or upper-middle-income economy by the World Bank, and any country that is included in an Emerging Market Index, any EM Supra-National and any other Sovereign that the Investment Manager determines qualifies as an Emerging Market Country.”

Response: The requested change has been made.

5.	Comment: In the “Principal Risks” section, please consider adding disclosure addressing the risks associated with pandemics and infectious diseases, such as coronavirus.

Response: The Fund will revisit its “Market Risk” disclosure in the “Principal Risks” section for all of the Funds at the next annual update.

6.

Comment: Please note that the principal investment strategies described in the Fund’s Item 9 disclosure appears to be largely duplicative of the principal investment strategies described in the Fund’s Item 4 disclosure. See Investment Management Guidance Update 2014-08. Please review the Fund’s Item 9 disclosure and consider removing disclosure that is repetitive of the Fund’s Item 4 disclosure.

Response: The Fund has considered the Staff’s suggestion and has determined not to make any changes to the noted disclosure.

7.	Comment: If the Fund will invest in instruments that pay interest at floating rates based on LIBOR, please include risk disclosure on how the transition from LIBOR could affect the Fund’s investments.

Response: The requested change has been made.

8.	Comment: Please confirm that Appendix A – Intermediary-Specific Sales Waivers to the prospectus includes all sales charge discounts and waivers currently known to the Fund.

Response: The Fund so confirms.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (415) 315-2306 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

cc:	Paul Robinson, Ashmore Investment Management Limited

David C. Sullivan, Ropes & Gray LLP

Exhibit 1

Ashmore Emerging Markets Investment Grade Income Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A Shares	Class C Shares	Institutional Class Shares
Management Fees	0.70%	0.70%	0.70%
Distribution (12b-1) Fees	0.25%	1.00%	None %
Other Expenses	0.76%	0.76%	0.76%
Total Annual Portfolio Operating Expenses	1.71%	2.46%	1.46%
Fee Waiver and/or Expense Reimbursement	-0.74%	-0.74%	-0.74%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.97%	1.72%	0.72%

	Example: Assuming you redeem your shares at the end of each period		Example: Assuming you do not redeem your shares
	1 year	3 years	1 year	3 years
Class A Shares	$495	$848	$495	$848
Class C Shares	$275	$696	$175	$696

	1 year	3 years
Institutional Class Shares (whether or not shares are redeemed)	$ 74	$ 389